Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-223156

USD 1.5bn Floating Rate Senior Notes due 2024

Pricing Term Sheet

Issuer:	Barclays PLC (the “Issuer”)

Notes:	USD1,500,000,000 Floating Rate Senior Notes due 2024 (the “Notes”)

Status:	Senior Debt / Unsecured

Legal Format:	SEC registered

Principal Amount:	USD 1,500,000,000

Trade Date:	May 9, 2018

Settlement Date:	May 16, 2018 (T+5) (the “Issue Date”)

Maturity Date:	May 16, 2024 (the “Maturity Date”)

Coupon:	The interest rate (“Interest Rate”) for the first Interest Period (as defined below) will be equal to LIBOR (as described below), as determined on May 14, 2018, plus the Margin (as described below). Thereafter, the interest rate for any Interest Period will be LIBOR, as determined on the applicable Interest Determination Date (as defined below), plus the Margin. The interest rate will be reset quarterly on each Interest Reset Date (as defined below). The interest rate will not be less than zero.

Interest Payment Dates:	Quarterly in arrear on February 16, May 16, August 16 and November 16 in each year, commencing on August 16, 2018 and ending on the Maturity Date (each, an “Interest Payment Date”).

Interest Reset Dates:	February 16, May 16, August 16 and November 16 in each year, commencing on August 16, 2018; provided that the interest rate in effect from (and including) May 16, 2018 to (but excluding) the first Interest Reset Date will be the initial Interest Rate. If any Interest Reset Date would fall on a day that is not a Business Day, the Interest Reset Date will be postponed to the next succeeding Business Day, except that if that Business Day falls in the next succeeding calendar month, the Interest Reset Date will be the immediately preceding Business Day.

Interest Periods:	The period beginning on, and including, an Interest Payment Date and ending on (but excluding) the following Interest Payment Date; provided that the first Interest Period will begin on and include May 16, 2018 and will end on, but exclude, August 16, 2018.

Interest Determination Dates:	The Interest Determination Date for the first Interest Period will be the second London Banking Day preceding the Settlement Date and the Interest Determination Date for each succeeding Interest Period will be on the second London Banking Day preceding the applicable Interest Reset Date. “London Banking Day” means any day on which dealings in U.S. dollars are transacted in the London interbank market.

Day Count:	Actual/360, Modified Following, adjusted

Business Days:	New York, London

Preliminary Prospectus Supplement:	Preliminary Prospectus Supplement dated May 9, 2018 (the “Preliminary Prospectus Supplement,” incorporating the Prospectus dated April 6, 2018 relating to the Notes (the “Base Prospectus”)). If there is any discrepancy or contradiction between this Pricing Term Sheet and the Preliminary Prospectus Supplement, this Pricing Term Sheet shall prevail.

U.K. Bail-in Power Acknowledgement:	Yes. See section entitled “Description of Debt Securities—Agreement with Respect to the Exercise of U.K. Bail-in Power” in the Base Prospectus.

Ranking:	The ranking of the Notes is described under “Description of Senior Notes—Ranking” in the Preliminary Prospectus Supplement.

Optional Redemption:	The Issuer may, at its option, redeem the Notes in whole but not in part, pursuant to the Par Redemption (as defined in the Preliminary Prospectus Supplement), on May 16, 2023 at an amount equal to 100% of their principal amount together with accrued but unpaid interest, if any, on the principal amount of the Notes to be redeemed to (but excluding) the redemption date, on the terms and subject to the provisions set forth in the Preliminary Prospectus Supplement under “Description of Senior Notes—Optional Redemption.”

Tax Redemption:	The Notes are also redeemable as described under “Description of Senior Notes—Tax Redemption” in the Preliminary Prospectus Supplement.

Loss Absorption Disqualification Event Redemption:	The Notes are also redeemable as described under “Description of Senior Notes—Loss Absorption Disqualification Event Redemption” in the Preliminary Prospectus Supplement.

Events of Default Substitution:	The Notes are subject to the provisions described under “Description of Senior Notes—Events of Default Substitution” in the Preliminary Prospectus Supplement.

Benchmark:

3-month USD LIBOR (as determined by reference to Reuters Page LIBOR01) (“LIBOR”).

LIBOR will be determined by the Calculation Agent in accordance with the provisions described in the Preliminary Prospectus Supplement under “Description of Senior Notes—Calculation of LIBOR.”

If the Issuer determines that LIBOR has ceased to be published on Reuters Page LIBOR01 or any successor or replacement page as a result of such benchmark ceasing to be calculated or administered when any Interest Rate (or the relevant component part thereof) remains to be determined by LIBOR, then the provisions described under “Description of Senior Notes—Replacement for LIBOR” in the Preliminary Prospectus Supplement shall apply to the Notes.

Margin:	+138 bps (the “Margin”)

Issue Price:	100.000

Underwriting Discount:	0.325%

Net Proceeds:	USD 1,495,125,000

Sole Bookrunner:	Barclays Capital Inc.

Co-managers:	Academy Securities, Inc.; ANZ Securities, Inc.; BMO Capital Markets Corp.; CastleOak Securities, L.P.; Citizens Capital Markets, Inc.; Commonwealth Bank of Australia; Erste Group Bank AG; Lloyds Securities Inc.; MFR Securities, Inc.; MUFG Securities Americas Inc.; nabSecurities, LLC; Natixis Securities Americas LLC; Nomura Securities International, Inc.; PNC Capital Markets LLC; Rabo Securities USA, Inc.; Samuel A. Ramirez & Company, Inc.; Santander Investment Securities Inc.; Scotia Capital (USA) Inc.; Siebert Cisneros Shank & Co., L.L.C.; Skandinaviska Enskilda Banken AB (publ); SMBC Nikko Securities America, Inc.; SunTrust Robinson Humphrey, Inc.; Telsey Advisory Group LLC; UniCredit Capital Markets LLC; U.S. Bancorp Investments, Inc.

Risk Factors:	An investment in the Notes involves risks. See “Risk Factors” section beginning on page S-13 of the Preliminary Prospectus Supplement.

Denominations:	USD 200,000 and integral multiples of USD 1,000 in excess thereof.

ISIN/CUSIP:	US06738EBC84 / 06738E BC8

Settlement:	DTC; Book-entry; Transferable

Documentation:	To be documented under the Issuer’s shelf registration statement on Form F-3 (No. 333-223156) and to be issued pursuant to the Senior Debt Securities Indenture dated January 17, 2018, between the Issuer and The Bank of New York Mellon, London Branch, as trustee (the “Trustee”), as supplemented by the Second Supplemental Indenture, to be entered into on or about the Issue Date, between the Issuer and the Trustee.

Listing:	We will apply to list the Notes on the New York Stock Exchange

Governing Law:	New York law, except for the waiver of set-off provisions which will be governed by English law.

Definitions:	Unless otherwise defined herein, all capitalized terms have the meaning set forth in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including the Base Prospectus) and the Preliminary Prospectus Supplement) with the U.S. Securities and Exchange Commission (“SEC”) for this offering. Before you invest, you should read the Base Prospectus and the Preliminary Prospectus Supplement for this offering in that registration statement, and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the Base Prospectus and the Preliminary Prospectus Supplement from Barclays Capital Inc. by calling 1-888-603-5847.

No PRIIPs KID – No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

This communication is being distributed to, and is directed only at, persons in the United Kingdom in circumstances where section 21(1) of the Financial Services and Markets Act 2000, as amended, does not apply (such persons being referred to as “relevant persons”). Any person who is not a relevant person should not act or rely on this communication or any of its contents. Any investment activity (including, but not limited to, any invitation, offer or agreement to subscribe, purchase or otherwise acquire securities) to which this communication relates will only be available to, and will only be engaged with, persons who fall within the manufacturer target market described above.